Filed Pursuant to Rule 433

Registration No. 333-254632-01

Florida Power & Light Company

Pricing Term Sheet

January 12, 2022

Issuer:	Florida Power & Light Company

Designation:	First Mortgage Bonds, 2.45% Series due February 3, 2032

Registration Format:	SEC Registered

Principal Amount:	$1,500,000,000

Date of Maturity:	February 3, 2032

Interest Payment Dates:	Semi-annually in arrears on February 3 and August 3, beginning August 3, 2022

Coupon Rate:	2.45%

Price to Public:	99.840% of the principal amount thereof

Benchmark Treasury:	1.375% due November 15, 2031

Benchmark Treasury Yield:	1.738%

Spread to Benchmark Treasury Yield:	73 basis points

Reoffer Yield:	2.468%

Redemption:	Prior to November 3, 2031 (the “Par Call Date”) redeemable at any time at a redemption price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Bonds matured on the Par Call Date) on a semi-annual basis at the Treasury Rate plus 15 basis points less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, redeemable at any time at a redemption price equal to 100% of the principal amount of the Bonds being redeemed plus accrued and unpaid interest thereon to the redemption date.

Trade Date:	January 12, 2022

Settlement Date:	January 14, 2022

CUSIP / ISIN Number:	341081 GG6 / US341081GG63

Expected Credit Ratings:*
Moody’s Investors Service Inc.	“Aa2” (stable)
S&P Global Ratings	“A+” (stable)
Fitch Ratings, Inc.	“AA-” (stable)

Joint Book-Running Managers:
BofA Securities, Inc.
Credit Agricole Securities (USA) Inc.
Credit Suisse Securities (USA) LLC
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
BNY Mellon Capital Markets, LLC
CIBC World Markets Corp.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
PNC Capital Markets LLC
RBC Capital Markets, LLC
Santander Investment Securities Inc.
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC
Truist Securities, Inc.

Co-Managers:
ANZ Securities, Inc.
Cowen and Company, LLC
DNB Markets, Inc.
Intesa Sanpaolo S.p.A.
Loop Capital Markets LLC
Mischler Financial Group, Inc.
Natixis Securities Americas LLC
Synovus Securities, Inc.

Junior Co-Managers:
C.L. King & Associates, Inc.
MFR Securities, Inc.
R. Seelaus & Co., LLC

Concurrent Offering:	$1,000,000,000 principal amount of the Issuer’s Floating Rate Notes, Series due January 12, 2024. The offerings are not contingent upon each other.

*

A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The term “Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated January 12, 2022, with respect to the Bonds.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.